EXHIBIT 1

BELL CANADA ENTERPRISES

bce

Q1

2008 first quarter shareholder report

May 6, 2008

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Privatization of BCE Inc.	3
Quarterly Financial Information	5
Financial Results Analysis	6
Consolidated Analysis	6
Segmented Analysis	9
Financial and Capital Management	14
Updates to Our Regulatory Environment	17
Risks that Could Affect Our Business and Results	19
Our Accounting Policies	21
Controls and Procedures	22
Non-GAAP Financial Measures	22
Consolidated Financial Statements	24
Notes to Consolidated Financial Statements	28

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2008 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 MD&A). In preparing this MD&A, we have taken into account information available to us up to May 6, 2008, the date of this MD&A.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2008 and 2007.

About Forward-Looking Statements

This MD&A contains forward-looking statements concerning, among others, BCE’s objectives, plans, strategies, financial condition, results of operations and business outlooks. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at May 6, 2008. Except as may be required by Canadian securities laws, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlooks may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this document for the purpose of allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of the BCE 2007 MD&A entitled Strategic Priorities and Business Outlook and Assumptions for a discussion of certain assumptions we have made in making forward-looking statements. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2007 MD&A remain substantially unchanged.
     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic conditions; failure to achieve our business objectives; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s decision to license additional wireless spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; competitive risks related to potential changes in foreign ownership restrictions; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; the consummation of the Privatization (as defined immediately following this section under Privatization of BCE Inc.) is still subject to a number of terms and conditions, satisfaction of the conditions to regulatory approvals, resolution of the appeals filed by or on behalf of certain debentureholders of Bell Canada with regard to the Arrangement (as defined immediately following this section under Privatization of BCE Inc.) and any related stay or injunction that would prevent closing pending resolution of such appeals, and contractual termination rights; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulation banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell ExpressVu); increased pension fund contributions; and health concerns about radio frequency emissions from wireless devices. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Risks that Could Affect Our Business and Results and Updates to Our Regulatory Environment.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

2  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     Except as otherwise indicated by us, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. More specifically, such statements do not, unless otherwise specified by us, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2007 MD&A.

PRIVATIZATION OF BCE INC.

As announced on June 30, 2007, BCE Inc. entered into a definitive agreement (as amended, the Definitive Agreement) relating to its privatization through the proposed acquisition by a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity (collectively, the Investor Group) of all of BCE Inc.’s outstanding common and preferred shares (the Privatization). The proposed transaction is to be completed through a plan of arrangement (the Arrangement).
     The following key developments took place this year in the months of March and April with regard to the Privatization:

  On March 7, 2008, the Québec Superior Court approved the Arrangement and dismissed all claims asserted by or on behalf of certain holders of Bell Canada debentures. Among other things, the Court declared that (i) the Arrangement did not constitute a “reorganization or reconstruction” of Bell Canada; (ii) the Arrangement conforms with the requirements of the Canada Business Corporations Act and is fair and reasonable; and (iii) the Arrangement is not oppressive or unfairly prejudicial to the interests of the debentureholders.

  On March 17, 2008, BCE Inc. was notified that the holders of Bell Canada debentures who were contesting the transaction had initiated an appeal of the judgments of the Québec Superior Court. BCE Inc. believes that the claims of these debentureholders are without merit and has vigorously defended that position in the Québec Court of Appeal. The Québec Court of Appeal hearing took place from April 28, 2008 to May 1, 2008. The Québec Court of Appeal has indicated that it expects to render a decision expeditiously. BCE Inc. expects the transaction to close before the end of the second quarter of 2008.

  On March 27, 2007, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the Privatization, subject to certain conditions being met.

  On April 8, 2008, Industry Canada approved the Privatization, subject to certain conditions being met.

  On April 28, 2008, the CRTC agreed to extend the deadline for the filing of certain documents relating to the Privatization to May 12, 2008. The documents are required by the CRTC in connection with its March 27, 2008 decision approving, subject to certain conditions, the change of effective control of BCE Inc. and its licensees.

For more information, refer to BCE Inc.’s management proxy circular dated August 7, 2007 and to BCE Inc.’s 2007 Annual Report both filed with the Canadian securities commissions (available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) (available on EDGAR at www.sec.gov), and also available on BCE Inc.’s web site at www.bce.ca.

QUARTER IN REVIEW

Solid revenue growth and disciplined cost control drove improved financial performance at Bell this quarter. Our operating results also reflected the steadily improving performance of our wireline business, where we effectively managed the pace of revenue erosion in our legacy voice and data services and further increased the profitability of our enterprise and SMB businesses. Even with aggressive competition for local telephone customers, particularly from cable operators, our residential lines losses in Q1 2008 decreased year over year, reflecting the successful execution of our customer winback strategy and the effectiveness of our new integrated marketing program – The Bell Better HomeTM campaign – both of which have been facilitated by local forbearance.
     Wireless subscriber acquisitions continued to show improving momentum this quarter. Our Wireless segment reported a record number of first-quarter gross activations in addition to higher average revenue per unit (ARPU), reflecting market traction in our consumer offers and the availability of a wider array of new full-function smartphones. Wireless net activations for Q1 2008 also increased significantly over Q1 2007, with postpaid subscribers accounting for a higher proportion year over year. Video net activations were weak, mainly as a result of lower sales in our independent retail channels as we shifted more focus to our direct sales channels in order to take advantage of our new integrated household marketing strategy. Sympatico, our Internet access provider, experienced continued aggressive competitive price discounting.
     Revenues at Bell grew by 2.3% in Q1 2008, its best quarterly performance in over two years. This result was driven by higher revenues across all our growth services, including increased sales of information and communications technology (ICT) solutions by our Enterprise unit, which exceeded the erosion in legacy voice and data revenues.

BCE INC.  2008  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     EBITDA(A) growth at Bell was 2.8% in Q1 2008. The increase reflected higher revenues in our Wireline and Wireless segments, careful management of operating expenses, as well as productivity savings which helped to offset spending on improving service levels. Higher Wireline EBITDA was fuelled mainly by the strong financial performance of our Video and Enterprise units, as well as by lower labour and net benefit plans costs. However, the positive impact in Q1 2007 from judicial decisions in respect of video broadcast licence fees and re-transmission tariffs, adversely affected the year-over-year comparison to EBITDA this quarter. Wireless continued to contribute solidly to overall EBITDA, however its growth this quarter was affected by higher subscriber acquisition costs and increased spending on customer retention and handset upgrades, compared with the first quarter last year.
     Operating revenues for BCE remained relatively unchanged in Q1 2008, increasing by 0.1% year over year, while EBITDA improved 0.4%. These growth rates were noticeably lower than Bell’s, despite Bell Aliant’s solid performance in the quarter, due to the sale of Telesat Canada (Telesat) on October 31, 2007. As a result of the sale, BCE’s results of operations no longer reflect Telesat’s contribution, while results for Q1 2007 include Telesat for the full quarter.
     BCE’s Free cash flow(B) improved year over year, due primarily to the positive impact of higher EBITDA on cash from operating activities, lower capital spending, reduced pension payments, and higher interest income from the investment of Telesat sale proceeds.

Bell Customer Connections

	Q1 2008	TOTAL
	NET	CONNECTIONS
(in thousands)	ACTIVATIONS	MARCH 31, 2008

Network access services (NAS)(1)	(119)	7,740
Wireless(2)	34	6,250
High-Speed Internet	10	2,014
Video	1	1,823

(1) In the first quarter of 2008, we adjusted our beginning-of-period business NAS customer base to write off 273,000 lines following formal notification received from a major wholesale customer in Q4 2007 that it was in the process of migrating all its subscribers onto its own network facilities. In addition, at the beginning of Q1 2008, an adjustment of 44,000 lines was made to our NAS count, reflecting an extensive review of our historical records. These adjustments were not reflected in net activations in Q1 2008.
(2) Total wireless net activations and end-of-period subscribers include all of Virgin’s subscribers as wholesale subscribers.

OTHER CORPORATE DEVELOPMENTS

Labour agreement negotiations

The collective agreement between the Communications, Energy and Paperworkers Union of Canada (CEP) and Bell Canada, covering approximately 5,000 craft and services employees, expired on November 30, 2007. On January 31, 2008, Bell Canada offered the craft and services employees covered by this collective agreement a new, long-term contract that included wage increases in each year. On March 17, 2008, Bell Canada was advised by the CEP that the craft and services employees represented by the union voted to reject the offer. On March 20, 2008, two government-appointed mediators requested that both sides attend a meeting to review the vote results, which took place on March 26, 2008. On April 1, 2008, Bell Canada presented a revised offer for the renewal of the collective agreement with the CEP-represented technicians. On April 22, 2008, Bell Canada was advised that the craft and services employees represented by the union voted to reject the new offer. On May 5, 2008, a proposed settlement was tabled which will be reviewed with the union’s bargaining caucus on May 7, 2008.

(A) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.
(B) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

4  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2008	2007					2006

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,391	4,548	4,494	4,438	4,385	4,532	4,407	4,374
EBITDA	1,750	1,674	1,791	1,780	1,743	1,639	1,713	1,733
Depreciation	(624)	(617)	(649)	(651)	(632)	(641)	(626)	(629)
Amortization of intangible assets	(196)	(173)	(165)	(156)	(154)	(155)	(161)	(160)
Restructuring and other	(283)	(146)	(78)	(72)	(36)	(91)	(126)	(50)

Operating income	647	738	899	901	921	752	800	894
Earnings from continuing operations	289	2,404	444	564	529	714	323	441
Discontinued operations	–	(16)	(4)	136	–	3	(21)	53

Net earnings	289	2,388	440	700	529	717	302	494
Net earnings applicable to common shares	258	2,354	406	667	499	699	285	476
Included in net earnings:
Net gains on investments
Continuing operations	(2)	1,883	7	132	103	410	8	–
Discontinued operations	–	(13)	–	136	1	2	(11)	35
Restructuring and other	(197)	(93)	(43)	(46)	(25)	(66)	(71)	(27)
Costs incurred to form Bell Aliant	–	–	–	–	–	–	(28)	(14)

Net earnings per common share
Continuing operations – basic	0.32	2.95	0.51	0.66	0.62	0.83	0.38	0.47
Continuing operations – diluted	0.32	2.94	0.51	0.66	0.62	0.83	0.38	0.47
Net earnings – basic	0.32	2.93	0.50	0.83	0.62	0.84	0.36	0.53
Net earnings – diluted	0.32	2.92	0.50	0.83	0.62	0.84	0.36	0.53
Average number of common shares outstanding – basic (millions)	805.3	805.2	804.9	803.2	806.0	811.6	818.8	896.4

BCE INC.  2008  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q1 2008 compared with Q1 2007. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
     We have not restated financial information for prior periods to reflect the sale of Telesat on October 31, 2007 as we have continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result, a comparison of BCE’s performance for Q1 2008 as compared to Q1 2007 is less meaningful as Q1 2007 includes Telesat results for the full quarter.

CONSOLIDATED ANALYSIS

	Q1 2008	Q1 2007	% CHANGE

Operating revenues	4,391	4,385	0.1%
Cost of revenue, exclusive of depreciation and amortization	(1,071)	(991)	(8.1%)
Selling, general and administrative expenses	(1,570)	(1,651)	4.9%

EBITDA	1,750	1,743	0.4%
Depreciation	(624)	(632)	1.3%
Amortization of intangible assets	(196)	(154)	(27.3%)
Restructuring and other	(283)	(36)	n.m.

Operating income	647	921	(29.8%)
Other income	22	131	(83.2%)
Interest expense	(198)	(215)	7.9%

Pre-tax earnings from continuing operations	471	837	(43.7%)
Income taxes	(109)	(213)	48.8%
Non-controlling interest	(73)	(95)	23.2%

Net earnings	289	529	(45.4%)
Dividends on preferred shares	(31)	(30)	(3.3%)

Net earnings applicable to common shares	258	499	(48.3%)

Earnings per share (EPS)	0.32	0.62	(48.4%)

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE increased to $4,391 million in Q1 2008 from $4,385 million in Q1 2007. The year-over-year improvement reflected higher revenues across all our segments, except at Telesat where no revenues were recorded this quarter, compared with $122 million in the first three months of 2007, as a result of its sale on October 31, 2007.
     Revenues at Bell rose 2.3% to $3,663 million in the first three months of 2008 from $3,579 million in Q1 2007. The year-over-year increase was driven largely by revenue growth of 8.7% at Bell Wireless, reflecting the combined impact of higher ARPU and a larger customer base. Revenues from our Bell Wireline segment also improved slightly year over year, increasing by 0.1% this quarter, as the growth in revenues from our video, Internet, IP broadband connectivity services and from our ICT business exceeded the erosion in legacy wireline voice and data revenues brought about by the loss of residential local voice and long distance business to alternative service providers, business customer migration to IP-based services, and competitive pressures in our wholesale business.
     Revenues from our growth services portfolio, comprised of wireless, video, high-speed Internet, and other next generation services such as ICT solutions, grew by 8.8% this quarter and accounted for 58% of Bell’s revenues at the end of Q1 2008, compared with 54% at the end of Q1 2007.
     Revenues at Bell Aliant were 1.6% higher in Q1 2008, compared with the same three-month period in 2007, as continued revenue erosion in its local wireline and long distance services was more than offset by higher Internet and IT services revenues.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

Total operating expenses at BCE remained relatively unchanged year over year at $2,641 million in Q1 2008, compared with $2,642 million in Q1 2007, which included operating expenses for Telesat, reflecting lower selling, general and administrative expenses offset by higher cost of revenue.

6  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

     Cost of revenue was $1,071 million in the first three months of 2008, compared with $991 million in the same period last year, representing an increase of 8.1%. Higher cost of revenue year over year can be attributed mainly to:

  higher overall operating costs associated with revenue growth at Bell higher wireless operating expenses driven primarily by costs to support increased usage of roaming and data services, and incremental network costs to accommodate a larger subscriber base and growth in minutes of usage higher cost of product sales at Bell as a result of increased wireless gross subscriber activations, increased customer retention activity and hardware upgrades at Bell Mobility, and increased customer premise equipment (CPE) sales at our Bell West unit favourable adjustments recorded in Q1 2007 from a judicial decision in respect of CRTC video broadcast licence fees, as well as from discounts on broadcast re-transmission tariffs.

These factors were partly offset by lower network termination costs from reduced call traffic to the United States, a decrease in cost of revenue at Bell Aliant due mainly to lower product sales, and the positive impact of productivity initiatives.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees, and rent. Selling, general and administrative expenses decreased 4.9% in Q1 2008 to $1,570 million from $1,651 million in Q1 2007. The year-over-year improvement was primarily the result of:

  lower labour costs at Bell from a reduced workforce and lower compensation expense lower bad debt expense, due to the implementation of new credit policies in 2007 decreased advertising costs and reduced wireless handset subsidies at Bell Mobility lower net benefit plans cost.

These lower costs were partly offset by a number of cost pressures during Q1 2008, including:

  increased customer retention costs related to a greater number of wireless handset upgrades and local telephone customer winbacks higher marketing and sales expenses, reflecting costs associated with customer winback, retention and acquisition initiatives such as The Bell Better HomeTM marketing campaign, as well as increased wireless sales commissions higher customer care costs as a result of increased labour outsourcing to handle greater call volumes in support of a larger subscriber base across all our growth product lines and the complexity of offering a wide array of services and devices costs incurred to prepare for a potential labour disruption of Bell’s craft and services employees higher labour costs at Bell Aliant due to annual employee wage increases, increased IT service contract labour, and increased outsourcing of professional services.

Operating Income

Operating income for BCE in the first three months of 2008 was $647 million, compared with $921 million in the corresponding period last year. Similarly, Bell’s operating income was lower year over year, decreasing to $471 million this quarter from $714 million in Q1 2007. In both cases, the year-over-year decrease was due largely to higher restructuring and other resulting mainly from a charge recorded as a result of the CRTC’s decision in the first quarter of 2008 to approve the use of deferral account funds for the uneconomic broadband expansion, transaction and related costs associated with the Privatization, workforce reduction initiatives, and the relocation of employees and closing of real estate facilities that are no longer needed because of a reduced workforce and our planned move to campus premises in Calgary, Toronto and Montréal.
     Operating income before restructuring and other(A) for BCE in Q1 2008 was $930 million or 2.8% lower than the $957 million reported in the same quarter last year, mainly as a result of the sale of Telesat and lower operating income at Bell Aliant.
     At Bell, operating income before restructuring and other was stable at $754 million in the first three months of 2008 and in the corresponding period last year. Higher operating revenues at both our Bell Wireless and Bell Wireline segments, as well as lower net benefit plans cost, were largely offset by higher operating expenses, primarily at our Bell Wireless segment, as described above, and increased depreciation and amortization expense.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
     See Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues – Commitment Under the CRTC Deferral Account Mechanism for a discussion of the charge recorded for uneconomic broadband expansion.

EBITDA

EBITDA at BCE increased 0.4% in Q1 2008 to $1,750 million from $1,743 million in Q1 2007, reflecting improved performance at both Bell and Bell Aliant. This was largely offset by the loss of EBITDA from the sale of Telesat. As a result of the combined impact of higher operating revenues and higher EBITDA, BCE’s EBITDA margin in the first quarter increased slightly to 39.9% this year from 39.7% in 2007.

(A) Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other contained in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

BCE INC.  2008  QUARTERLY REPORT  7

Management’s Discussion and Analysis

     Bell’s EBITDA increased 2.8% in Q1 2008 to $1,421 million, compared with $1,382 million in the same quarter last year. This translated to an EBITDA margin of 38.8%, representing a 0.2 percentage-point improvement over Q1 2007. The year-over-year improvement in Bell’s EBITDA was driven by increases at both its Wireline and Wireless segments.
     Bell Wireline’s EBITDA growth reflected decreased labour costs due mainly to a reduced workforce and lower compensation expense, continued management of the pace of erosion of our high-margin legacy voice and data revenues, careful control over sales and marketing expenses, and lower net benefit plans cost. However, Bell Wireline’s EBITDA performance this quarter was affected adversely by approximately $4 million, as a result of a judicial decision in Q1 2007 related to CRTC video broadcast licence fees and broadcast re-transmission tariffs.
     Bell Wireless EBITDA was also higher year over year, primarily as a result of higher revenues and lower bad debt expense, despite the negative impact of higher subscriber acquisition costs and increased spending on customer retention and handset upgrades.
     The year-over-year improvement in Bell Aliant’s first-quarter EBITDA can be explained by higher revenues, lower cost of revenue related mainly to a decrease in product sales, and lower net benefit plans cost, offset partly by higher labour costs resulting from annual wage increases, increased IT service contract labour, and increased outsourcing of professional services.
     Net benefit plans cost had a positive impact on EBITDA for all of BCE’s segments in Q1 2008, decreasing by 30% year over year to $71 million from $102 million in the first quarter of 2007. The decline was due primarily to lower amortization of actuarial losses, driven by a higher discount rate and the impact of prior period gains, as well as by a greater asset base partly offset by a lower return on assets attributable to a decrease in the expected rate of return.

Depreciation and Amortization of Intangible Assets

Depreciation and amortization of intangible assets of $820 million in Q1 2008 represented an increase of $34 million, or 4.3%, compared to $786 million for the same period last year. The $34 million increase reflects an increase of $49 million, or 6.4%, from our continuing operations partly offset by a decrease from the sale of Telesat. The increase of $49 million was mainly due to a $23 million charge as a result of an impairment charge relating to certain fixed assets, a charge of $16 million at Bell Aliant on the finalization of the purchase price allocation related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq) in Q1 2007 and an increase in our capital asset base from higher investment in the growth areas of the business.

Restructuring and Other

We recorded restructuring charges and other of $283 million in Q1 2008. These included:

  charges of $17 million related to workforce reduction initiatives for the involuntary departure of approximately 190 employees a recovery of $6 million relative to real estate facilities no longer needed as a result of higher than expected sublease rental revenue charges of $272 million related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband to an additional 86 communities, as discussed under Updates to Our Regulatory Environment – Telecommunications Act – Key Telecommunications Issues –Commitment Under the CRTC Deferral Account Mechanism, employee retention costs and costs associated with the Privatization. We expect to incur additional costs to complete the Privatization through to the closing relating mainly to financial advisory, professional and consulting fees.

Other Income

Other income of $22 million in Q1 2008 represented a decrease of $109 million, or 83%, compared to $131 million for the same period last year. The decrease arose mainly from a $92 million dilution gain recorded in Q1 2007 resulting from an issuance of units by Bell Aliant, in which issuance we did not participate, in conjunction with its privatization of Bell Nordiq.

Interest Expense

Interest expense of $198 million in Q1 2008 represented a decrease of $17 million, or 7.9%, compared to $215 million for the same period last year as a result of lower average debt levels.

8  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Income Taxes

Income taxes of $109 million in Q1 2008 represented a decrease of $104 million, or 49%, compared to $213 million for the same period last year. The decrease resulted mainly from lower pre-tax earnings primarily as a result of a charge for uneconomic broadband expansion approved by the CRTC, partly offset by the non-taxable dilution gain from the issuance of units by Bell Aliant in conjunction with the privatization of Bell Nordiq in 2007.

Non-Controlling Interest

Non-controlling interest of $73 million in Q1 2008 represented a decrease of $22 million, or 23.2%, compared to $95 million for the same period last year. The decrease was mainly due to Bell Aliant’s lower net earnings in Q1 2008 and amortization expense on the finalization of the purchase price allocation in Q1 2008 relating to its privatization of Bell Nordiq.

Net Earnings and Earnings per Share

Net earnings applicable to common shares for Q1 2008 were $258 million, or $0.32 per common share, which represents a decrease of 48% compared with net earnings of $499 million, or $0.62 per common share for the same period last year. Included in net earnings in the first quarter of 2008 was a net charge of $199 million for restructuring and other and net gains on investments, mainly related to a charge of $166 million for uneconomic broadband expansion. In the first quarter of 2007, net earnings included a net charge of $25 million for restructuring and other and net gains on investments of $104 million. Net gains on investments included a dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of Bell Nordiq. Excluding the impact of restructuring and other and net gains on investments(A), net earnings of $457 million in the quarter increased by $37 million, or 8.8%, from net earnings of $420 million in Q1 2007.
     The year-over-year increase of $37 million in Q1 2008 can be attributed to higher EBITDA, lower tax expense as a result of changes in the statutory income tax rate, and lower interest expense partly offset by higher amortization expense. Consequently, on an EPS basis, net earnings before restructuring and other and net gains on investments increased by $0.05 per common share, or 9.6% year over year, to $0.57.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q1 2008	Q1 2007	% CHANGE

Bell Wireline	2,639	2,636	0.1%
Bell Wireless	1,041	958	8.7%
Inter-segment eliminations	(17)	(15)	(13.3%)

Bell	3,663	3,579	2.3%
Bell Aliant	865	851	1.6%
Telesat	–	122	n.m.
Inter-segment eliminations	(137)	(167)	18.0%

Total operating revenues	4,391	4,385	0.1%

OPERATING INCOME	Q1 2008	Q1 2007	% CHANGE

Bell Wireline	178	423	(57.9%)
Bell Wireless	293	291	0.7%

Bell	471	714	(34.0%)
Bell Aliant	176	178	(1.1%)
Telesat	–	38	n.m.
Inter-segment eliminations	–	(9)	n.m.

Total operating income	647	921	(29.8%)

n.m.: not meaningful

(A) Net earnings before restructuring and other and net gains on investments is a non-GAAP financial measure. See Non-GAAP Financial Measures – Net earnings before restructuring and other and net gains on investments in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

BCE INC.  2008  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q1 2008	Q1 2007	% CHANGE

Local and access	848	910	(6.8%)
Long distance	298	310	(3.9%)
Data	921	893	3.1%
Video	356	314	13.4%
Equipment & other	170	167	1.8%

Total external revenues	2,593	2,594	(0.0%)
Inter-segment revenues	46	42	9.5%

Total Bell Wireline revenue	2,639	2,636	0.1%

Bell Wireline’s revenues were $2,639 million in Q1 2008, up 0.1% from $2,636 million in the same three-month period last year. The slight year-over-year improvement resulted from revenue increases of $42 million in video, $28 million in data and $3 million in equipment and other, which offset decreases in local and access and long distance services of $62 million and $12 million, respectively. A $4 million year-over-year increase in inter-segment revenues accounted for the remaining difference.

Local and access

Local and access revenues were $848 million this quarter, down 6.8% from $910 million in Q1 2007. The year-over-year decline can be explained primarily by ongoing residential NAS erosion and the consequent loss of optional enhanced features revenue, as well as to discounts related to marketing initiatives focused on our new Home Phone service packages and residential customer winback activities. The positive revenue impact of price increases since the end of Q1 2007 on certain basic voice products and various other business and wholesale access services tempered the decrease in local and access revenues this quarter.
     As at March 31, 2008, our total combined residential and business NAS customer base totalled 7,740,000 lines, down from 8,638,000 one year earlier, representing an annualized rate of NAS erosion in Q1 2008 of 10.4% compared with 4.8% in Q1 2007. At the end of Q1 2008, we had 4,500,000 residential lines and 3,240,000 business lines, compared with 5,030,000 and 3,608,000, respectively, one year earlier.
     The higher annualized rate of NAS erosion in Q1 2008 was negatively impacted by a number of non-recurring adjustments. At the start of this year, we adjusted our beginning-of-period business NAS customer base to write-off 273,000 lines following formal notification received from a major wholesale customer in Q4 2007 that it was in the process of migrating all its subscribers onto its own network facilities. The loss of this wholesale customer’s lines did not have a material negative impact on our revenues given the flat fee nature of the contract. In addition, at the beginning of Q1 2008, we made an adjustment of 44,000 lines to our residential NAS count, reflecting an extensive review of our historical records. Excluding the impact of these adjustments, our annualized rate of NAS erosion and total NAS line losses in Q1 2008 were 6.6% and 119,000, respectively, compared with 6.8% and 153,000 in the first three months of 2007. The adjusted year-over-year decrease in total NAS line losses was due mainly to the effectiveness of our customer retention and winback initiatives despite ongoing aggressive competition from major cable television operators for local telephone service, continuing losses to competitive local exchange carriers, and wireline to wireless substitution.
     Similarly, with respect to our residential NAS customer base, the annualized erosion rate increased to 10.5% this quarter from 9.6% in Q1 2007 primarily as a result of the aforementioned customer account adjustment as well as to an expanded cable telephony footprint in our regions. Excluding the impact of this adjustment, our annualized erosion rate was 9.7% this quarter, while the total number of residential line losses decreased to 106,000 from 131,000 in the first quarter of last year. The 19.1% year-over-year improvement in adjusted residential line losses was due largely to an increase in the number of customer winbacks and the effectiveness of The Bell Better HomeTM marketing program.

Long distance

Long distance revenues decreased 3.9% in Q1 2008 to $298 million from $310 million in Q1 2007, due primarily to the effects of ongoing NAS erosion, technological substitution to wireless and Internet, toll competition, pricing pressures across our business and wholesale markets, and lower rates on cross-border exchange traffic, all of which contributed to a reduction in the total volume of minutes. Although long distance revenues continued to erode, the year-over-year rate of reduction in Q1 2008 improved for a ninth consecutive quarter. This improvement can be attributed largely to the impact of an increase in the monthly network usage charge from $4.50 to $5.95 for residential customers introduced in Q3 2007, as well as to higher per-minute rates implemented during the first quarter of this year. Consistent with NAS erosion, total minute volumes decreased 9.6% in Q1 2008 to 2,930 million conversation minutes from 3,240 million in Q1 2007, reflecting lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. Although overall minutes of usage decreased year over year, average revenue per minute (ARPM) increased by $0.003 this quarter to $0.093 from $0.09 in the first three months of 2007, due mainly to the positive impact of strategic price increases.

10  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Data

Data revenues totalled $921 million in Q1 2008, representing a 3.1% increase over the corresponding quarter in 2007 when data accounted for $893 million of Bell’s revenues. The year-over-year improvement in data revenues was partly the result of higher Internet revenues, fuelled by an increase in the total number of access service connections, the positive impact of price increases at both Sympatico and our SMB unit, and higher portal revenues. The balance of the increase related to higher IP and broadband connectivity services revenue generated by business customers in our Enterprise, SMB, Wholesale and Bell West units, increased sales of gateways data products, as well as increased sales of ICT-related infrastructure and professional services solutions to enterprise customers mainly in the public services sector. These factors, which had a favourable year-over-year impact on data revenue growth, were offset partly by lower revenues from legacy products and services and a de-emphasis on lower-margin infrastructure sales. Legacy data revenues continued to erode mainly as a result of business customer migration to IP-based systems, the ongoing transfer of services by Wholesale customers onto their own network facilities, and competitive pricing pressures.
     We added 10,000 net high-speed Internet subscribers this quarter, compared with 41,000 in Q1 2007. This brought our total subscriber count as at March 31, 2008 to 2,014,000, representing a 4.2% increase over the past year. The year-over-year decrease in first-quarter net activations can be attributed to fewer promotional offers in the market from Sympatico, our competitors’ relatively more aggressive acquisition offers that featured free installation, free value-added services and higher usage thresholds, reduced sales of PC Fusion (our comprehensive Internet hardware and service access offer), higher residential customer churn, and fewer customer migrations from dial-up to high-speed service. Higher wholesale demand for access service connections and increased sales of Sympatico’s WiMax service moderated the year-over-year decrease in net subscriber activations in the first three months of 2008.

Video

Video revenues totalled $356 million in Q1 2008, representing a 13.4% increase over revenues of $314 million in the same quarter last year. The strong year-over-year revenue growth was due mainly to higher ARPU. Video ARPU improved significantly, increasing by $8 to $65 per month in the first quarter of 2008 from $57 per month in the same three-month period in 2007, primarily as a result of price increases implemented since the end of Q1 2007 and a new monthly $3 digital access fee introduced at the beginning of this year, customer upgrades to higher-priced programming packages, higher rental fee revenue from increased set-top box rentals, and a reduction in programming discounts.
     Despite a stable churn rate of 1.1%, our video net activations decreased in the first three months of 2008 to 1,000 from 4,000 last year, due to weaker sales in our independent retail channels as we shifted focus to our direct sales channels in order to take advantage of our integrated household strategy marketing program (The Bell Better HomeTM campaign). Our steady year-over-year churn rate performance reflected the success of our customer retention activities, even with a relatively higher number of customers coming off contracts, aggressive hardware offers from our cable competitors, and the application of various price increases over the past year. As at March 31, 2008, our video subscriber base totalled 1,823,000.

Equipment sales & other

Equipment sales and other revenues increased 1.8% this quarter to $170 million from $167 million in Q1 2007. The year-over-year improvement was attributable to higher CPE sales at our Bell West unit. This was partly offset by lower overall sales and reduced maintenance of legacy voice equipment to our business customers, which is consistent with our strategic decision not to pursue low-margin business.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment in the first three months of 2008 was $178 million, down from $423 million in the same period last year. The amount for 2008 included restructuring and other totalling $280 million, reflecting the charge recorded for uneconomic broadband expansion, costs associated with the proposed Privatization, workforce reduction initiatives, and the relocation of employees and closing of real estate facilities that are no longer needed, while operating income for 2007 included restructuring and other of only $40 million. Excluding the impact of these items in Q1 2008, operating income before restructuring and other decreased 1.1%, year over year, mainly as a result of:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base and business customer migration towards IP-based networks higher advertising costs associated with customer winback, retention and acquisition initiatives such as The Bell Better HomeTM marketing campaign higher contact centre and outsourcing costs to handle additional call volumes and to enhance overall service quality a favourable retroactive impact recorded in Q1 2007 from a judicial decision in respect of CRTC video licence fees and discounts on broadcast re-transmission tariffs higher depreciation and amortization expense.

BCE INC.  2008  QUARTERLY REPORT  11

Management’s Discussion and Analysis

These operating income pressures were offset by:

  higher video and ICT revenues

  lower labour costs from a reduced workforce and lower compensation expense lower cost of goods sold due to reduced long distance traffic and lower international rates ongoing productivity improvements

  lower net benefit plans cost.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q1 2008	Q1 2007	% CHANGE

Network	955	889	7.4%
Equipment	74	57	29.8%

Total external revenues	1,029	946	8.8%
Inter-segment revenues	12	12	0.0%

Total Bell Wireless revenue	1,041	958	8.7%

Bell Wireless operating revenues, comprised of network and equipment revenues, were up 8.7% in Q1 2008, increasing to $1,041 million from $958 million in Q1 2007. Wireless network revenues improved 7.4%, or $66 million, in the first three months of 2008 to $955 million, reflecting the dual impact of ARPU and subscriber-base growth. Equipment revenues grew 29.8% year over year to reach $74 million this quarter, compared with $57 million in Q1 2007, due primarily to increased handset sales driven by a higher number of gross activations and customer upgrades.
     Postpaid ARPU in the first quarter was unchanged year over year at $64. The $2 year-over-year increase in prepaid ARPU to $17 per month in Q1 2008 was driven largely by increased data usage, higher minutes of usage, and the introduction of a $3.95 system access fee in October 2006 on all new prepaid activations. On a combined postpaid and prepaid basis, blended ARPU remained stable in the first quarter of 2008 at $52 per month, compared with the same three-month period last year.
     We achieved a record number of first-quarter gross wireless activations in 2008, which grew by 18.6% to 351,000 from 296,000 in Q1 2007. The increase was due to higher year-over-year postpaid and prepaid gross activations, reflecting the positive customer response to our promotional offers, the availability of a wider array of full-function smartphones and EVDO-capable handsets, as well as an increased number of points of sale.
     Our blended churn rate of 1.6% in Q1 2008 was unchanged year over year, reflecting the combined impact of higher postpaid churn and lower prepaid churn. Postpaid churn increased to 1.3% this quarter from 1.2% in Q1 2007, due mainly to a higher number of customer deactivations related to the loss of a public sector wireless contract in the first quarter of 2007. Prepaid churn improved 0.1 percentage point year over year to 2.8% in Q1 2008, reflecting a decrease in the number of inactive customer account deactivations.
     As a result of higher gross activations, our total wireless net activations increased to 34,000 in Q1 2008 from 13,000 in Q1 2007. Postpaid subscribers accounted for approximately 82% or 28,000 of the total net activations achieved this quarter, compared with 77% or 10,000 in Q1 2007. As at March 31, 2008, we had 6,250,000 wireless subscribers, representing a 7.4% increase since the end of Q1 2007.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $293 million in the first three months of 2008, compared with $291 million in the corresponding period of 2007, due mainly to higher revenues and lower bad debt expense. Increased network operating expenses to accommodate our larger subscriber base, increased costs to support greater usage of data and roaming services, higher customer retention and handset upgrade spending, as well as higher subscriber acquisition costs largely offset the year-over-year increase in Bell Wireless’ operating income. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses. Customer care costs also increased year over year as a result of a larger subscriber base and the complexity of supporting a greater number of services and devices.
     Wireless cost of acquisition decreased 5.7% in Q1 2008 to $396 per gross activation from $420 per gross activation in Q1 2007, primarily as a result of lower marketing expenses in combination with higher gross activations.

12  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q1 2008	Q1 2007	% CHANGE

Local and access	345	354	(2.5%	)
Long distance	106	107	(0.9%	)
Data	143	132	8.3%
Wireless	16	12	33.3%
Equipment & other	159	152	4.6%

Total external revenues	769	757	1.6%
Inter-segment revenues	96	94	2.1%

Total Bell Aliant revenue	865	851	1.6%

Bell Aliant segment revenues increased 1.6% in Q1 2008 to $865 million, compared with $851 million in Q1 2007, as growth in data (including Internet), IT services and wireless more than offset the decline in revenues from its local and access and long distance services.
     Local and access revenues decreased 2.5% in Q1 2008 to $345 million from $354 million in Q1 2007. This was due to a 3.3% decline in the overall NAS customer base, reflecting competitive losses and the reduction in primary lines as customers adopt wireless and VoIP technologies. The year-over-year revenue decline was lower than Bell Aliant’s overall NAS erosion rate, due primarily to the impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles. As at March 31, 2008, Bell Aliant had 3,179,000 NAS in service, compared with 3,287,000 one year earlier.
     Long distance revenues were down slightly year over year, decreasing 0.9% to $106 million in Q1 2008 from $107 million in Q1 2007. This decline was due to a 3.5% decrease in long distance minutes, mainly as a result of competitive losses and technology substitution to wireless calling and IP-based services. Selected price increases and changes to plans offered to customers, particularly inside a bundled package, helped contain some of the revenue decline. ARPM in the first quarter was unchanged year over year at $0.09, as the decline in minutes was more than offset by the impact of price increases and changes to plans offered to customers.
     Data revenues, including Internet, increased 8.3% in Q1 2008 to $143 million from $132 million in Q1 2007, mainly as a result of higher Internet revenues driven by a 14.5% increase in the number of high-speed subscribers. Growth in new IP connectivity broadband services such as VPN also contributed to the year-over-year improvement in data revenues. This was partly offset by the impact of promotional pricing required to respond to competitive pressures in the high-speed Internet market. As at March 31, 2008, Bell Aliant had 711,000 high-speed Internet subscribers, compared with 621,000 one year earlier.
     Wireless revenues in Q1 2008 grew 33% to $16 million from $12 million last year. The year-over-year increase was due to the combined impact of a larger subscriber base and higher ARPU. As at March 31, 2008, Bell Aliant had 106,000 wireless customers, representing an approximate 23% increase in the past year.
     Equipment sales and other revenues increased 4.6% in Q1 2008 to $159 million from $152 million in Q1 2007. The year-over-year increase can be attributed mainly to higher IT service revenues from managed services and IT project activity within the healthcare, defence and aerospace industries, offset partly by lower product sales. Stronger wireless customer demand for premium handsets also contributed to higher equipment sales this quarter.

Bell Aliant Operating Income

Operating income at Bell Aliant was down year over year, decreasing 1.1% to $176 million in Q1 2008 from $178 million in Q1 2007. Higher margins and lower net benefit plans cost were offset by increased labour costs and higher depreciation and amortization expense. The year-over-year increase in depreciation and amortization expense was driven mainly by higher amortization of finite-life intangibles accounted for on the finalization of the purchase price allocation related to its privatization of Bell Nordiq and also by a decrease in the estimated useful life of certain telecommunications equipment.

Telesat Segment

Telesat Revenue

Revenues for Telesat in Q1 2008 were nil compared with $122 million in the first three months of 2007, as a result of the sale of Telesat on October 31, 2007. Telesat was not accounted for as discontinued operations because of its ongoing commercial arrangements with Bell ExpressVu.

Telesat Operating Income

Due to the sale of Telesat on October 31, 2007, Telesat’s operating income in Q1 2008 was nil compared with $38 million, in the same quarter last year.

BCE INC.  2008  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	Q1 2008	Q4 2007

Debt due within one year(1)	737	717
Long-term debt	10,622	10,621
Less: Cash and cash equivalents	(2,481)	(2,657)

Total net debt	8,878	8,681
Non-controlling interest	1,087	1,103
Total shareholders’ equity	17,248	17,232

Total capitalization	27,213	27,016

Net debt to capitalization	32.6%	32.1%

Outstanding share data (in millions)
Common shares	805.3	805.3
Stock options	17.6	17.7

(1) Includes bank advances and notes payable

Our net debt to capitalization ratio was 32.6% at the end of Q1 2008, compared to 32.1% at the end of 2007. This reflects an increase in net debt and an increase in total shareholders’ equity, partly offset by a decrease in non-controlling interest.
     Net debt increased $197 million to $8,878 million in the first quarter of 2008 mainly due to an increase in notes payable and bank advances of $65 million, negative free cash flow of $75 million and business acquisitions of $31 million.
     Total shareholders’ equity increased $16 million to $17,248 million in the first quarter of 2008. This was mainly due to an unrealized gain of $50 million recorded in accumulated other comprehensive income resulting mainly from an increase in value of our available-for-sale financial assets, partly offset by a decrease in net earnings in excess of dividends declared of $36 million.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q1 2008	Q1 2007

Cash flows from operating activities	894	968
Capital expenditures	(551)	(721)
Other investing activities	1	2
Cash dividends paid on common shares	(294)	(270)
Cash dividends paid on preferred shares	(35)	(23)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(90)	(113)

Free cash flow	(75)	(157)
Business acquisitions	(31)	(147)
Business dispositions	(10)	–
Bell Aliant	–	(4)
Going-private costs	(9)	–
Increase in investments	(2)	(13)
Decrease in investments	–	7
Issue of common shares	1	14
Repurchase of common shares	–	(223)
Net (repayment) issuance of debt instruments	(37)	165
Financing activities of subsidiaries with third parties	–	(74)
Other financing activities	(11)	(41)
Cash (used in) provided by discontinued operations	(1)	2

Net decrease in cash and cash equivalents	(175)	(471)

14  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Cash from Operating Activities

Cash from operating activities was $894 million in Q1 2008, a decrease of $74 million, or 7.6%, compared to $968 million in Q1 2007 due mainly to a decrease of $75 million from the securitization of accounts receivable, $55 million of which is as a result of a decrease in Bell Aliant’s securitization program, and an increase in working capital. This was partly offset by lower pension payments of $65 million as a result of contributions made to the Bell Canada pension plan in Q1 2007.

Free Cash Flow

Free cash flow this quarter was negative $75 million, compared to negative free cash flow of $157 million in Q1 2007. This $82 million improvement was mainly due to a decrease of $170 million in capital expenditures. The decrease in capital expenditures was partly offset by a decrease in cash flows from operating activities of $74 million and an increase in cash dividends paid on common shares of $24 million.

Capital Expenditures

Capital expenditures for BCE were $551 million in Q1 2008, compared with $721 million in Q1 2007. The decrease was due to reduced spending at both Bell and Bell Aliant. In addition, part of the year-over-year decrease can be explained by the sale of Telesat, resulting in no capital expenditures being reported this quarter compared with $65 million in the first quarter of 2007. As a percentage of revenues, capital expenditures for BCE decreased to 12.5% this quarter from 16.4% in Q1 2007.
     At Bell, capital expenditures decreased 15.7% in Q1 2008 to $456 million from $541 million in Q1 2007, representing capital intensity ratios of 12.4% and 15.1%, respectively. The majority of spending was focused on strategic priorities within the growth areas of our business, including investments to enhance and update our wireless network, expand broadband access and capabilities through our fibre-to-the-node (FTTN) program, as well as to meet customer demand and service expectations. The year-over-year decline in Bell’s capital expenditures can be attributed mainly to:

  delays in the timing of expenditures, particularly in our Wireless segment reduced spending on wireless capacity expansion and technology upgrades, given the extensive deployment of EVDO in 2007 lower expenditures to maintain our legacy network infrastructure less capital required to support enterprise customers.

With the completion of the accelerated phase of its investment in FTTN technology in 2007 and in line with planned reduced capital allocations for 2008, Bell Aliant’s first-quarter capital expenditures decreased 17.4% to $95 million in 2008, compared with $115 million last year.

Cash Dividends Paid on Common Shares

In the first quarter of 2008, we paid a dividend of $0.365 per common share, an increase compared to the Q1 2007 dividend paid of $0.33 per common share. As a result, the cash dividends paid on common shares increased by $24 million.

Business Acquisitions

We invested $31 million in various business acquisitions in Q1 2008. We invested $147 million in Q1 2007 mainly for the privatization of Bell Nordiq by Bell Aliant.

Repurchase of Common Shares

In Q1 2007, BCE Inc. repurchased and cancelled 7.4 million of its outstanding common shares for a total cash outlay of $223 million under the normal course issuer bid (NCIB) program which began in February 2007. No common shares were repurchased in Q1 2008 and the NCIB program ended on February 8, 2008.

Debt Instruments

We repaid $37 million of debt, net of issuances, in Q1 2008.
     We issued $165 million of debt, net of repayments in Q1 2007. The issuances consisted mainly of Bell Aliant’s net issuances of $900 million of medium-term notes. In addition, there were increased borrowings in notes payable and bank advances of $315 million, mainly at Bell. This was partly offset by repayments of $722 million on credit facilities at Bell Aliant and repayments of $275 million of debentures at Bell Canada.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties of $74 million in Q1 2007 related mainly to Bell Aliant’s NCIB program under which Bell Aliant repurchased 2.4 million units for a total cash outlay of $71 million.

BCE INC.  2008  QUARTERLY REPORT  15

Management’s Discussion and Analysis

CREDIT RATINGS

Our key credit ratings at May 6, 2008 remain unchanged from those described in the BCE 2007 MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2007 MD&A.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are significant updates to the legal proceedings described under the section Legal Proceedings at pages 37 to 43 of the BCE 2007 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov).

Lawsuits Related to BCE Inc.

Privatization Transaction Lawsuit

As discussed in more detail in the BCE 2007 AIF, on March 7, 2008, the Québec Superior Court granted an order approving the Arrangement and dismissed all claims asserted by the contesting debentureholders and the trustees identified in the BCE 2007 AIF. Among other things, the Québec Superior Court declared that (i) the Arrangement did not constitute a “reorganization or reconstruction” of Bell Canada; (ii) the Arrangement conforms with the requirements of the Canada Business Corporations Act and is fair and reasonable; and (iii) the Arrangement is not oppressive or unfairly prejudicial to the interests of the debentureholders.
     On March 17, 2008, the contesting debentureholders and trustees appealed the Québec Superior Court’s judgments to the Québec Court of Appeal which heard the case from April 28, 2008 to May 1, 2008. The Québec Court of Appeal has indicated that it expects to render a decision expeditiously.

Lawsuits Related to Bell Canada

Class Action Concerning Bell ExpressVu Late Payment Charges

As discussed in more detail in the BCE 2007 AIF, on February 12, 2008, the Ontario Superior Court of Justice certified as a class proceeding the plaintiffs’ action against Bell ExpressVu seeking the repayment of certain interest and late payment fees and the payment of punitive damages. The members of the class are all former and current customers of Bell ExpressVu who were charged, beginning January 1, 2003, administrative fees. The plaintiffs allege that the interest and late payment fees charged by Bell ExpressVu are in excess of the effective annual rate of interest permitted by the Criminal Code (Canada). Bell ExpressVu has filed a motion for summary judgment on the underlying substantive issue that Bell ExpressVu is not violating the Criminal Code. That motion is now scheduled to be heard on August 21, 2008.

Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

As discussed in more detail in the BCE 2007 AIF, on January 10, 2008, the Québec Superior Court authorized the institution of a class action against Bell Canada and Bell Mobility seeking the repayment of certain late payment charges and the payment of punitive damages. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing. On April 11, 2008, following the Québec Superior Court’s judgment authorizing the institution of the class action, the plaintiff filed a motion to institute such class action.
     Please see the section Legal Proceedings of the BCE 2007 AIF for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

16  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Updates to Our Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2007 MD&A under Our Regulatory Environment at pages 43 to 50 of the Bell Canada Enterprises 2007 Annual Report (BCE 2007 Annual Report) filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2007 MD&A.

TELECOMMUNICATIONS ACT

Changes to Government’s Approach to Regulation

Review of Regulatory Measures in Light of the Federal Cabinet’s Policy Direction

On July 11, 2007, the CRTC issued Telecom Decision 2007-51, in which the CRTC prioritized the order, over a three-year plan ending March 31, 2010, in which existing regulations should be reviewed for compliance with the Policy Direction. On January 22, 2008, the CRTC issued Telecom Public Notice 2008-1, in which it seeks to identify and prioritize the review of various social and other non-economic regulatory measures in light of the Policy Direction. On April 17, 2008, the CRTC issued its review plan for the measures identified and, with respect to one of the measures, issued Telecom Public Notice 2008-4 in order to review the regulatory requirements associated with the retail quality of service regime in non-forborne markets. On February 29, 2008, the CRTC issued Telecom Public Notice 2008-2 in order to review its approval mechanisms for retail and competitor tariff applications. On March 3, 2008, the CRTC issued Telecom Public Notice 2008-3, in order to review regulatory requirements associated with international telecom services licenses, sharing groups and certain agreements associated with 9-1-1 services. In the coming years, the CRTC will be reviewing, among others, the following existing regulations for compliance with the Policy Direction: (i) the data reporting obligations; (ii) obligations related to 900 services; (iii) the building access and municipal rights-of-way regulations; and (iv) the Telecommunications Rules of Procedure.

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

Bell Canada’s accumulated deferral account commitment at March 31, 2008 was estimated to be $152 million, with an estimated future annualized commitment of $1.3 million. The accumulated deferral account commitment takes into account the estimated deferral account drawdown associated with the CRTC approved broadband expansion program and the initiatives associated with improving access to communications services for persons with disabilities. On March 3, 2008, Bell Canada and Bell Aliant filed proposed reductions to rates for stand-alone local residential telephone access services in regulated exchanges within the non-high-cost serving area portions of their Ontario and Québec serving areas which, if approved, would eliminate Bell Canada’s future annualized commitment. As of March 31, 2008, Bell Aliant did not have an accumulated deferral account balance or an estimated future annualized commitment.
     On January 17, 2008, the CRTC issued Telecom Decision 2008-1, in which it approved the use of deferral account funds to extend broadband service to an additional 85 communities in Ontario and Québec. On March 6, 2008, the CRTC issued Telecom Decision 2008-21 and approved the use of deferral account funds to extend broadband service to an additional community in Ontario. Together with the 16 communities already approved, a total of 102 communities would benefit from broadband deployment using funds from the deferral account. The CRTC has directed Bell Canada to file a proposed roll-out plan and updated costs. Since this broadband expansion is uneconomic, the assets are impaired and, as such, we have accrued $236 million in restructuring and other to reflect the cost of this expansion to the additional 86 communities. In total, we have accrued $273 million in other long-term liabilities for the approved 102 communities.
     On April 16, 2008, TELUS Communications Company (TELUS) filed a petition with the Governor in Council requesting the partial rescission and variation of Decision 2008-1 because it prevents the use of remaining deferral accounts for broadband expansion and is contrary to the CRTC’s original determination in Telecom Decision 2006-9. TELUS objects to the CRTC’s determination on the basis that it is contrary to the Policy Direction issued by the federal Cabinet in December 2006 and the Government of Canada’s public policy goal of providing broadband access to Canadians in rural and remote areas. On April 23, 2008, TELUS filed an application with the CRTC to review and vary Decision 2008-1 on the same basis.

BCE INC.  2008  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Review of Regulatory Framework for Wholesale Services

As discussed in more detail in the BCE 2007 MD&A under Our Regulatory Environment, on March 3, 2008, the CRTC issued Telecom Decision 2008-17, in which it redefined essential services, assigned individual wholesale services to six separate categories, set out the pricing rules for each and established transition periods leading to forbearance for some. While the balance of Bell Canada’s wholesale services remain subject to regulation, competitor digital network and ethernet services which provide fibre access and transport, as well as certain other services such as wholesale operator services, will ultimately be forborne from regulation in three to five years, depending on the specific nature of the service. On April 1, 2008, Bell Canada, Bell Aliant, Télébec and Saskatchewan Telecommunications filed a notice of motion seeking leave to appeal Telecom Decision 2008-17 to the Federal Court of Appeal on the basis that the CRTC failed to comply with various provisions of the federal Cabinet’s Policy Direction. We are unable to estimate the impact of Telecom Decision 2008-17 on our business at this time.

Canadian Association of Internet Providers (CAIP) Part VII Application

Internet usage on our network continues to increase significantly primarily due to the popularity of peer-to-peer and video streaming applications, resulting in capacity pressures during peak usage periods. As a result, in the fall of 2007, in an effort to improve the general customer experience, Bell Canada began to apply network management controls (traffic shaping) on the peer-to-peer applications of its retail customers during peak usage periods. Bell Canada slows down, but does not block, peer-to-peer applications which relieves congestion on the network and allows other applications such as email, website browsing and video streaming to move faster. In March 2008, Bell Canada expanded these activities to its wholesale Internet Service Provider customers that purchase its gateway access service (GAS), a mandated wholesale digital subscriber line product that Bell Canada provides to these customers on terms and conditions set by the CRTC. The GAS service runs on the same network as the retail Internet service, and is now subject to the same network management activities. On April 3, 2008, CAIP filed an application with the CRTC seeking an interim order that Bell Canada be directed to stop traffic shaping its GAS service immediately while the CRTC examines the issue. It also sought a permanent order preventing Bell Canada from traffic shaping its GAS services in the future. CAIP is alleging that Bell Canada does not have the authority under the GAS tariff to traffic shape, and that the practice constitutes an undue preference. Bell Canada’s position is that it has the legal right to manage its network through traffic shaping under its tariffs and that by subjecting its wholesale customers to the same measures as its retail customers, there is no undue preference being given.

BROADCASTING ACT

Bell ExpressVu

On April 28, 2008, the Federal Court of Appeal overturned the December 2006 judgment of the Federal Court of Canada, which had ruled that Part II Licence Fees, levied by the CRTC under the Broadcasting Act to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, were an illegal tax. The Federal Court of Appeal judgment essentially declared the portion of the Broadcasting Licence Fee Regulations that deal with Part II Fees to be valid and operational. The Federal Court of Canada’s decision had been appealed by the Government of Canada, which contested the declaration that Part II Licence Fees were an illegal tax, and by the Canadian Association of Broadcasters, which challenged the finding that their members were not entitled to recovery of fees paid to date. Bell ExpressVu, together with Rogers Cable and Cogeco, were granted leave to intervene in these appeals. On November 29, 2007, Bell ExpressVu initiated a civil action against the Government of Canada, claiming reimbursement of Part II Licence Fees paid over the last six years (the maximum period recoverable under applicable limitation periods). This suit had been stayed pending a decision of the Federal Court of Appeal. The fees in question represent 1.365% of Bell ExpressVu’s annual revenue. We are currently evaluating the impact of the Federal Court of Appeal’s decision and considering our options.

RADIOCOMMUNICATION ACT

Additional Mobile Spectrum

As discussed in more detail in the BCE 2007 MD&A under Our Regulatory Environment, on November 28, 2007, Industry Canada released its decision concerning the policy and rules governing the licensing of additional wireless services (AWS) spectrum. In total, 105 MHz of spectrum, 90 MHz of which is AWS spectrum, is available to be licensed through a competitive spectrum auction, the bidding stage of which is scheduled to commence on May 27, 2008. Industry Canada’s AWS decision sets aside 40 MHz of the available 90 MHz of AWS spectrum for which only new entrants may bid. The remaining 50 MHz of AWS spectrum is open to bidding by any party including incumbent carriers and new entrants. Bell Mobility’s application to participate in the AWS spectrum auction has been approved by Industry Canada. In addition, 26 other parties including current licensees and potential new entrants have also been approved for participation in the auction.

18  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Consultation Concerning the Renewal of Spectrum Licences

On March 28, 2008, Industry Canada initiated a consultation to consider, among other things, the renewal of the existing 24 and 38 GHz spectrum licences. These spectrum licences, issued in 1999, were the first radio licences in Canada to be awarded through a competitive spectrum auction. Bell Canada holds a number of 24 GHz licences which are used for fixed, or non-mobile, wireless services. While Industry Canada has indicated that it will consult generally on the issue of auctioned spectrum licence renewal later this year, the 24 and 38 GHz licences represent the first auctioned licences to come up for renewal. A key aspect of the consultation, among others, is Industry Canada’s proposal to apply a licence fee to the renewal term in the event that the licences are renewed. Industry Canada’s consultation contains a proposed fee and the underlying analysis used to arrive at the proposed fee. Comments in response to the consultation are due by June 5, 2008.
     Please see the section Our Regulatory Environment of the BCE 2007 MD&A for a more complete description of the above-mentioned regulatory initiatives and proceedings and for a description of other regulatory initiatives and proceedings involving us.

Risks that Could Affect Our Business and Results

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our financial condition, results of operations, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.
     In the BCE 2007 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in or implied by our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2007 MD&A included risks associated with:

  general economic conditions

  failure to achieve our business objectives

  the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s decision to license additional wireless spectrum our ability to respond to technological changes and rapidly offer new products and services events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software labour disruptions

  the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand competitive risks related to potential changes in foreign ownership restrictions events affecting the operations of our service providers operating outside Canada our ability to raise the capital we need to implement our business plan the consummation of the Privatization is still subject to a number of terms and conditions, resolution of the appeals filed by or on behalf of certain debentureholders of Bell Canada with regard to the Arrangement and any related stay or injunction that would prevent closing pending resolution of such appeals, and contractual termination rights our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations increased regulation banning the use of wireless devices while driving launch and in-orbit risks of satellites used by Bell ExpressVu increased pension fund contributions

  health concerns about radio frequency emissions from wireless devices.

Please see the section Risks That Could Affect Our Business and Results in the BCE 2007 MD&A at pages 50 to 58 of the BCE 2007 Annual Report, as updated below, and the sections Our Competitive Environment and Our Regulatory Environment, in the BCE 2007 MD&A, at pages 40 to 50 of the BCE 2007 Annual Report, as updated in this MD&A, for a more complete description of the above-mentioned and other risks.

BCE INC.  2008  QUARTERLY REPORT  19

Management’s Discussion and Analysis

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section Risks That Could Affect Our Business and Results of the BCE 2007 MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section Risks That Could Affect Our Business and Results of the BCE 2007 MD&A.

Renegotiating collective agreements with employees could result in higher labour costs and work disruptions.

The collective agreement between the CEP and Bell Canada covering approximately 5,000 craft and services employees expired on November 30, 2007. On January 31, 2008, Bell Canada made a first offer to the employees covered by this collective agreement which was rejected. A revised offer was presented by Bell Canada on April 1, 2008 and on April 22, 2008, Bell Canada was advised by the CEP that the craft and services employees represented by the union voted to reject the new offer. On May 5, 2008, a proposed settlement was tabled which will be reviewed with the union’s bargaining caucus on May 7, 2008. Refer to the section Other Corporate Developments – Labour agreement negotiations for more details.

The consummation of the Privatization is still subject to a number of terms and conditions including contractual termination rights.

The consummation of the Privatization is still subject to a number of terms and conditions, including, without limitation: (i) satisfaction of the conditions to the approvals of the CRTC and Industry Canada; (ii) resolution of the appeals filed by or on behalf of certain debentureholders of Bell Canada with regard to the Arrangement and any related stay or injunction that would prevent closing pending resolution of such appeals; and (iii) certain termination rights available to the parties under the Definitive Agreement. There can be no assurance that the conditions to the CRTC and Industry Canada’s approvals will be satisfied, that the other conditions to the Privatization will be satisfied in accordance with their terms, and/or that the parties to the Definitive Agreement will not exercise their termination rights. In such cases, the Privatization could be modified, restructured or terminated, as applicable. Failure to consummate the Privatization could have a material adverse impact on the market price of BCE Inc.’s shares. Depending on the circumstances in which the Privatization is not completed, BCE Inc. could have to pay to the Investor Group significant break-up fees and costs, in addition to its own costs incurred in connection with the Privatization.
     On March 7, 2008, the Québec Superior Court approved the Arrangement and dismissed all claims made by or on behalf of certain holders of Bell Canada debentures who had instituted legal proceedings seeking in particular to prevent the Privatization from becoming effective. On March 17, 2008, the contesting debentureholders and trustees identified in the BCE 2007 AIF appealed the Québec Superior Court’s judgments to the Québec Court of Appeal which heard the case from April 28, 2008 to May 1, 2008. The Court of Appeal has indicated that it expects to render a decision expeditiously. See Legal Proceedings – Lawsuits Related to BCE Inc. – Privatization Transaction Lawsuit contained in the BCE 2007 AIF for more information concerning such legal proceedings.
     On April 28, 2008, the CRTC agreed to extend the deadline for the filing of certain documents relating to the Privatization to May 12, 2008. The documents are required by the CRTC in connection with its March 27, 2008 decision approving, subject to certain conditions, the change of effective control of BCE Inc. and its licensees.

Increased regulation or legislation banning the use of cellular phones while driving may result in an overall decline in cellular phone use that could have a negative effect on our wireless business.

Some studies suggest that irresponsible use of cellular phones while driving may result in motor vehicle collisions. It is possible that this could lead to additional regulation or legislation banning the use of handheld cellular phones and other wireless devices while driving, as it has in Newfoundland and Labrador and in several U.S. states, and more recently in Québec and Nova Scotia, or other restrictions on in-vehicle use of wireless devices. The provincial governments of Québec and Nova Scotia introduced legislation, that took effect on April 1, 2008, banning the use of handheld cell phones while driving. The Québec provincial government indicated that it is going to study the use of hands-free devices and may introduce additional legislation if the study shows that the use of hands-free devices by drivers contributes to vehicle accidents. These measures may result in an overall decline in cellular phone use and could have an adverse impact on our wireless business.

20  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2007, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decision in 2008 to cease operations of certain of our investments. All of these investments are now shown as discontinued operations.
     Telesat was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

ADOPTION OF NEW ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes including the related disclosure requirements came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 9, Financial and Capital Management.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which establishes guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and the effect of adopting this section was not significant.

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.
     Section 3862 establishes disclosure requirements that enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 9, Financial and Capital Management.

BCE INC.  2008  QUARTERLY REPORT  21

Management’s Discussion and Analysis

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	Q1 2008	Q1 2007

Operating income	647	921
Depreciation and amortization of intangible assets	820	786
Restructuring and other	283	36

EBITDA	1,750	1,743

BELL CANADA	Q1 2008	Q1 2007

Operating income	471	714
Depreciation and amortization of intangible assets	667	628
Restructuring and other	283	40

EBITDA	1,421	1,382

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell Canada and for our Bell Wireline Segment.

22  BCE INC.  2008  QUARTERLY REPORT

Management’s Discussion and Analysis

BCE	Q1 2008	Q1 2007

Operating income	647	921
Restructuring and other	283	36

Operating income before restructuring and other	930	957

BELL CANADA	Q1 2008	Q1 2007

Operating income	471	714
Restructuring and other	283	40

Operating income before restructuring and other	754	754

BELL WIRELINE	Q1 2008	Q1 2007

Operating income	178	423
Restructuring and other	280	40

Operating income before restructuring and other	458	463

NET EARNINGS BEFORE RESTRUCTURING AND OTHER AND NET GAINS ON INVESTMENTS

The term net earnings before restructuring and other and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other and net gains on investments on a consolidated basis and per BCE Inc. common share.

	Q1 2008		Q1 2007

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	258	0.32	499	0.62
Restructuring and other	197	0.25	25	0.03
Net losses (gains) on investments	2	0.00	(104)	(0.13)

Net earnings before restructuring and other and net gains on investments	457	0.57	420	0.52

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q1 2008	Q1 2007

Cash flows from operating activities	894	968
Capital expenditures	(551)	(721)
Total dividends paid	(419)	(406)
Other invested activities	1	2

Free cash flow	(75)	(157)

BCE INC.  2008  QUARTERLY REPORT  23

Consolidated Statements of Operations

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions, except share amounts) (unaudited)	NOTE	2008	2007

Operating revenues		4,391	4,385

Cost of revenue, exclusive of depreciation and amortization		(1,071)	(991)
Selling, general and administrative expenses		(1,570)	(1,651)
Depreciation		(624)	(632)
Amortization of intangible assets		(196)	(154)
Restructuring and other	4	(283)	(36)

Total operating expenses		(3,744)	(3,464)

Operating income		647	921
Other income	5	22	131
Interest expense		(198)	(215)

Pre-tax earnings from continuing operations		471	837
Income taxes		(109)	(213)
Non-controlling interest		(73)	(95)

Net earnings		289	529
Dividends on preferred shares		(31)	(30)

Net earnings applicable to common shares		258	499

Net earnings per common share – basic
Continuing operations		0.32	0.62
Net earnings		0.32	0.62
Net earnings per common share – diluted
Continuing operations		0.32	0.62
Net earnings		0.32	0.62
Dividends per common share		0.365	0.365
Average number of common shares outstanding – basic (millions)		805.3	806.0

24   BCE INC.  2008  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2008	2007

Net earnings	289	529
Other comprehensive income – net of income taxes and non-controlling interest
Net change in unrealized gains on available-for-sale financial assets	43	275
Net change in unrealized gains on derivatives designated as cash flow hedges	8	2
Net change in unrealized (losses) gains on currency translation adjustment (CTA)	(1)	2

Other comprehensive income	50	279

Comprehensive income	339	808

Consolidated Statements of Deficit

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2008	2007

Balance at beginning of period	(1,679)	(4,343)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007	–	4
Net earnings	289	529
Dividends declared on preferred shares	(31)	(30)
Dividends declared on common shares	(294)	(296)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	–	(93)

Balance at end of period	(1,715)	(4,229)

   BCE INC.  2008  QUARTERLY REPORT  25

Consolidated Balance Sheets

		MARCH 31,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2008	2007

ASSETS

Current assets
Cash and cash equivalents		2,481	2,657
Accounts receivable		2,010	1,940
Future income taxes		95	71
Inventory		280	266
Prepaid expenses		439	277
Current assets of discontinued operations		2	1

Total current assets		5,307	5,212

Capital assets
Property, plant and equipment		18,387	18,600
Finite-life intangible assets		2,674	2,491
Indefinite-life intangible assets		2,954	2,913

Total capital assets		24,015	24,004

Other long-term assets		2,898	2,952
Goodwill	6	5,740	5,907
Non-current assets of discontinued operations		6	6

Total assets		37,966	38,081

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		2,774	3,291
Interest payable		172	145
Dividends payable		337	337
Debt due within one year		737	717
Current liabilities of discontinued operations		–	2

Total current liabilities		4,020	4,492

Long-term debt		10,622	10,621
Other long-term liabilities		4,989	4,633

Total liabilities		19,631	19,746

Non-controlling interest		1,087	1,103

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares		13,537	13,536
Contributed surplus		2,538	2,537
Accumulated other comprehensive income		118	68
Deficit		(1,715)	(1,679)

Total common shareholders’ equity		14,478	14,462

Total shareholders’ equity		17,248	17,232

Total liabilities and shareholders’ equity		37,966	38,081

26   BCE INC.  2008  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2008	2007

Cash flows from operating activities
Net earnings		289	529
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		820	786
Net benefit plans cost	8	71	102
Restructuring and other	4	283	36
Losses (gains) on investments	5	2	(121)
Future income taxes		(67)	111
Non-controlling interest		73	95
Contributions to employee pension plans	8	(44)	(108)
Other employee future benefit plan payments	8	(23)	(24)
Payments of restructuring and other		(24)	(52)
Operating assets and liabilities		(486)	(386)

Cash flows from operating activities		894	968

Cash flows used in investing activities
Capital expenditures		(551)	(721)
Business acquisitions		(31)	(147)
Business dispositions		(10)	–
Bell Aliant Regional Communications Income Fund (Bell Aliant)		–	(4)
Going-private costs	2	(9)	–
Increase in investments		(2)	(13)
Decrease in investments		–	7
Other investing activities		1	2

Cash flows used in investing activities		(602)	(876)

Cash flows used in financing activities
Increase in notes payable and bank advances		65	315
Issue of long-term debt		–	1,025
Repayment of long-term debt		(102)	(1,175)
Issue of common shares		1	14
Repurchase of common shares		–	(223)
Redemption of equity securities by subsidiaries from non-controlling interest		–	(74)
Cash dividends paid on common shares		(294)	(270)
Cash dividends paid on preferred shares		(35)	(23)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(90)	(113)
Other financing activities		(11)	(41)

Cash flows used in financing activities		(466)	(565)

Cash flows used in continuing operations		(174)	(473)
Cash flows used in discontinued operations activities		(1)	–
Cash flows used in discontinued investing activities		–	(1)
Cash flows from discontinued financing activities		–	3

Net decrease in cash and cash equivalents		(175)	(471)
Cash and cash equivalents at beginning of period		2,657	581

Cash and cash equivalents at end of period		2,482	110

Consists of:
Cash and cash equivalents of continuing operations		2,481	104
Cash and cash equivalents of discontinued operations		1	6

Total		2,482	110

   BCE INC.  2008  QUARTERLY REPORT  27

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2007, on pages 68 to 110 of BCE Inc.’s 2007 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to GAAP using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2007, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect our decision in 2008 to cease operations of certain of our investments. All of these investments are now shown as discontinued operations.
     Telesat Canada (Telesat) was sold on October 31, 2007 and we have continuing commercial arrangements between Telesat and Bell ExpressVu Limited Partnership (Bell ExpressVu) that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

ADOPTION OF NEW ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and did not impact our financial statements.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008 and are disclosed in Note 9, Financial and Capital Management.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which establishes guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes, including the related disclosure requirements, came into effect on January 1, 2008 and the effect of adopting this section was not significant.

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.
     Section 3862 establishes disclosure requirements that enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation. These changes are disclosed in Note 9, Financial and Capital Management.

28   BCE INC.  2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2. Going-Private Transaction

On March 7, 2008, the Québec Superior Court approved the plan of arrangement (the Arrangement) pursuant to which a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity, intends to acquire all of BCE Inc.’s issued and outstanding common and preferred shares (the Privatization), and dismissed all claims asserted by or on behalf of certain holders of Bell Canada debentures. BCE Inc. expects the transaction to close before the end of the second quarter of 2008.
     The Privatization was approved on March 27, 2008 by the Canadian Radio-television and Telecommunications Commission (CRTC) and on April 8, 2008 by Industry Canada. Subject to certain conditions being met, all regulatory approvals required in connection with the Privatization will have been obtained.

Note 3. Segmented Information

The following table is a summary of financial information by segment for the last two years.

FOR THE THREE MONTHS ENDED MARCH 31		2008	2007

Operating revenues

Bell Wireline	External customers	2,593	2,594
	Inter-segment	46	42

		2,639	2,636

Bell Wireless	External customers	1,029	946
	Inter-segment	12	12

		1,041	958

Inter-segment eliminations – Bell		(17)	(15)

Bell		3,663	3,579

Bell Aliant	External customers	769	757
	Inter-segment	96	94

		865	851

Telesat	External customers	–	88
	Inter-segment	–	34

		–	122

Inter-segment eliminations – BCE		(137)	(167)

Total operating revenues		4,391	4,385

Operating income
Bell Wireline		178	423
Bell Wireless		293	291

Bell		471	714
Bell Aliant		176	178
Telesat		–	38

Inter-segment eliminations		–	(9)

Total operating income		647	921
Other income		22	131
Interest expense		(198)	(215)
Income taxes		(109)	(213)
Non-controlling interest		(73)	(95)

Earnings from continuing operations		289	529

   BCE INC.  2008  QUARTERLY REPORT  29

Notes to Consolidated Financial Statements

Note 4. Restructuring and Other

FOR THE THREE MONTHS ENDED MARCH 31	2008	2007

Employee costs – Bell Canada	(17)	(35)
Real estate – Bell Canada	6	(6)

Total restructuring costs	(11)	(41)
Other charges	(272)	5

Total restructuring and other	(283)	(36)

The liability for restructuring costs at March 31, 2008 is as follows:

	BELL CANADA	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2007	127	23	150
2008 restructuring costs	17	–	17
Real estate	(6)	–	(6)
Less: Cash payments	(20)	(3)	(23)

Balance at March 31, 2008	118	20	138

RESTRUCTURING COSTS

Restructuring costs in the first quarter of 2008 and 2007 consist mainly of employee termination charges at Bell Canada related to headcount reduction initiatives for the involuntary departure of approximately 190 employees in 2008, and the voluntary and involuntary departure of approximately 410 employees in 2007.
     Included in the 2007 charge of $35 million at Bell Canada is $26 million relating to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 received immediate pension and post-employment benefits, and 190 of those also received an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.
     Since 2004, we have recorded $180 million in real estate costs at Bell Canada for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce. We expect to spend approximately $32 million to relocate employees and close additional real estate facilities as a result of these initiatives in our Bell Wireline segment.
     We also expect to spend approximately $25 million for relocation costs and $80 million for lease vacancy and lease buyout costs related to our plan to relocate employees to campus premises in Calgary, Toronto and Montréal. The move is expected to be completed in 2009. These costs will be recorded in our Bell Wireline segment beginning in 2008 through to 2009, with payments extending to 2024.

OTHER CHARGES

We recorded other charges of $272 million in 2008 related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband to an additional 86 communities, and to employee retention costs and costs associated with the Privatization (see Note 2, Going-Private Transaction). Of the total other charges, $11 million was paid in 2008. We expect to incur additional costs to complete the Privatization through to the closing relating mainly to financial advisory, professional and consulting fees.

Note 5. Other Income

FOR THE THREE MONTHS ENDED MARCH 31	2008	2007

(Losses) gains on investments	(2)	121
Interest income	30	5
Securitization losses	(16)	(15)
Foreign currency gains	13	1
Other	(3)	19

Total other income	22	131

(LOSSES) GAINS ON INVESTMENTS

Gains on investments of $121 million in the first quarter of 2007 resulted from:

  a $92 million dilution gain from the privatization by Bell Aliant of the Bell Nordiq Income Fund other gains on investments of $29 million.

30   BCE INC.  2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 6. Goodwill

Balance at December 31, 2007	5,907
Current period acquisitions	27
Contingent consideration paid in respect of a prior year’s acquisition	3
Adjustments from completion of prior year’s purchase price allocation	(197)

Balance at March 31, 2008	5,740

In the first quarter of 2008, Bell Aliant finalized the purchase price allocation relating to the prior year’s acquisition of the remaining 36.7% interest it did not already own in NorthernTel Limited Partnership and Télébec Limited Partnership, the operating partnerships of Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. This allocation had the following impact on our balance sheet:

  goodwill decreased by $194 million

  property, plant and equipment increased by $37 million

  finite-life intangibles increased by $191 million

  indefinite-life intangibles increased by $40 million

  future income tax liability increased by $52 million

  accrued benefit liability increased by $19 million

  long-term debt increased by $3 million.

Note 7. Stock-Based Compensation Plans

STOCK OPTIONS

The following table summarizes stock options outstanding at March 31, 2008.

				WEIGHTED AVERAGE		WEIGHTED AVERAGE
				GRANT DATE FAIR VALUE		EXERCISE PRICE
	NUMBER OF OPTIONS			($)		($)

	NON-VESTED	VESTED	TOTAL	NON-VESTED	VESTED	NON-VESTED	VESTED	TOTAL

Outstanding, January 1, 2008	6,195,100	11,502,280	17,697,380	$4	$7	$30	$35	$33
Granted	–	–	–	–	–	–	–	–
Exercised	–	(28,103)	(28,103)	–	$6	–	$27	$27
Vested	(1,399,900)	1,399,900	–	$4	$4	$31	$31	$31
Expired/forfeited	–	(108,498)	(108,498)	–	$7	–	$41	$41

Outstanding, March 31, 2008	4,795,200	12,765,579	17,560,779	$3	$6	$30	$34	$33

For the three months ended March 31, 2008 and March 31, 2007, we recorded compensation expense for stock options of $2 million and $3 million, respectively.
     As part of the Arrangement, each non-vested option will be deemed to have vested at the time of the change in control. Each outstanding option will be deemed to be transferred to BCE Inc. in exchange for cash consideration equal to $42.75 less the exercise price of the option, and any applicable special compensation payments. Upon completion of the Arrangement, no options will remain outstanding and the existing stock-based compensation plans will be cancelled. Should the Arrangement not be completed, the options will vest under the original conditions.

Assumptions Used in Stock Option Pricing Model

The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

FOR THE THREE MONTHS ENDED MARCH 31	2008	2007

Number of stock options granted	–	5,739,106
Weighted average fair value per option granted ($)	–	4
Weighted average assumptions
Dividend yield	–	4.5%
Expected volatility	–	20%
Risk-free interest rate	–	4.0%
Expected life (years)	–	4.5

   BCE INC.  2008  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

Note 8. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

FOR THE THREE MONTHS ENDED MARCH 31	2008	2007

Pension benefits
DB plans cost	(32)	(63)
DC plans cost	(13)	(10)
Other future benefits cost	(26)	(29)

Net benefit plans cost(1)	(71)	(102)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

DB PLANS COST

	PENSION BENEFITS		OTHER BENEFITS

FOR THE THREE MONTHS ENDED MARCH 31	2008	2007	2008	2007

Current service cost	(66)	(71)	(3)	(3)
Interest cost on accrued benefit obligation	(216)	(215)	(25)	(25)
Expected return on plan assets	256	257	3	3
Amortization of past service costs	(1)	(3)	7	4
Amortization of net actuarial losses	(7)	(31)	(7)	(9)
Amortization of transitional asset	1	2	–	1
Increase in valuation allowance	(1)	(2)	–	–
Other	2	–	(1)	–

DB plans cost	(32)	(63)	(26)	(29)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS		OTHER BENEFITS

FOR THE THREE MONTHS ENDED MARCH 31	2008	2007	2008	2007

Bell Canada	(16)	(85)	(21)	(22)
Bell Aliant	(28)	(23)	(2)	(2)

Total	(44)	(108)	(23)	(24)

Comprised of:
Contributions to DB plans	(31)	(99)	(23)	(24)
Contributions to DC plans	(13)	(9)	–	–

32   BCE INC.  2008  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9. Financial and Capital Management

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE Inc. and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks which include credit risk, liquidity risk, interest rate risk and foreign exchange risk. To minimize our exposure, we enter into derivative financial instruments to manage our risk as it relates to interest rate risk and foreign exchange risk. We do not use derivative instruments for speculative purposes.
     There has been no significant change to our exposure to financial risks as described in our December 31, 2007 audited financial statements.

Credit risk

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the balance sheet.
     We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at March 31, 2008.
     We also are exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.
     The following table provides further details on our accounts receivable balances at March 31, 2008 and December 31, 2007.

	2008	2007

Trade accounts receivable	1,409	1,449
Allowance for doubtful accounts	(126)	(128)
Allowance for revenue adjustments	(90)	(91)
Income taxes receivable	173	124
Investment tax credits	434	427
Other accounts receivable	210	159

Total accounts receivable	2,010	1,940

The following table provides the change in allowance for doubtful accounts for trade accounts receivable.

Balance at December 31, 2007	(128)
Change in provisions for impairment in value	2

Balance at March 31, 2008	(126)

The following table provides further details on trade accounts receivable past due but not provisioned.

	MARCH 31,	DECEMBER 31,
	2008	2007

Trade accounts receivable not past due	870	941
Trade accounts receivable past due and not provisioned
Under 60 days	81	82
60 to 120 days	161	126
Over 120 days	81	81

Trade accounts receivable, net of allowance for doubtful accounts and allowance for revenue adjustments	1,193	1,230

   BCE INC.  2008  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

Note 9. Financial and Capital Management (continued)

Liquidity risk

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed financing facilities in place should our cash requirements exceed cash generated from our operations.
     There has been no significant change to our maturities of financial liabilities as disclosed under Note 25, Commitments and Contingencies in BCE’s audited consolidated financial statements for the year ended December 31, 2007. The following table is a summary of interest payable on our long-term debt (excluding capital leases) that is due in each of the next five years and thereafter.

	2008	2009	2010	2011	2012	THEREAFTER	TOTAL

Interest payable on long-term debt (excluding capital leases)	490	569	506	456	391	6,090	8,502
Net interest payments (receipts) on derivatives	5	1	1	1	(6)	(29)	(27)

Total	495	570	507	457	385	6,061	8,475

Market risk

The effect on net earnings and other comprehensive income from existing interest rate exposures of a one percentage point increase or decrease in interest rates is not significant. The effect on net earnings and other comprehensive income from existing US$ exposures of a ten-point increase or decrease in the CAD/USD exchange rate is not significant.

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. This includes optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
     Our definition of capital includes shareholders’ equity, debt, and cash and cash equivalents.
     In order to meet our objectives, we monitor our capital structure and make adjustments, including to our dividend policy, as required. There has been no change in our strategy or the economic conditions or risks associated with our capital structure between December 31, 2007 and the date of these financial statements.
     The following table summarizes some of our key ratios used to monitor and manage our capital structure.

	MARCH 31,	DECEMBER 31,
	2008	2007

Net debt to total capitalization(1)	32.6%	32.1%
Net debt to EBITDA (earnings before interest, tax, depreciation and amortization of intangible assets)(2)	1.27	1.24
EBITDA to interest	8.31	8.14

(1) We define net debt as debt due within one year plus long-term debt less cash and cash equivalents. Total capitalization includes total net debt, non-controlling interest and shareholders’ equity.
(2) The term EBITDA does not have any standardized meaning according to Canadian GAAP. We define EBITDA as operating revenues less cost of revenue, selling, general and administrative expenses. The most comparable Canadian GAAP financial measure is operating income.

Note 10. Commitments and Contingencies

LITIGATION

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

BCE’s audited consolidated financial statements for the year ended December 31, 2007, noted that on January 10, 2008, the Québec Superior Court authorized the institution of a class action against Bell Canada and Bell Mobility seeking the repayment of certain late payment charges and the payment of punitive damages. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing. On April 11, 2008, following the Québec Superior Court’s judgment authorizing the institution of the class action, the plaintiff filed a motion to institute such class action. Based on the information currently available, management believes that the resolution of this claim will not have a material negative effect on our consolidated financial position or results of operations.

34   BCE INC.  2008  QUARTERLY REPORT

BCE Inc.	For further information concerning the Dividend
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